Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual Meeting (the “Meeting”) of the stockholders of Kidoz Inc. (the “Company”) will be held at 9:00 a.m. (Pacific Time Zone) on Thursday, November 21, 2024, in the Boardroom of the Kidoz Inc. Vancouver office, located at Pacific Centre: Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada, and virtually via live webcast online at Zoom for the following purposes:

a)	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors therein;

b)	There are the following five matters being presented for consideration by the shareholders at the Annual Meeting:
1.	To fix the number of directors of the Company to be elected at the Meeting at 6 members;

2.	To elect six members to the Board of Directors of the Company to serve for the ensuing year;

3.	To appoint auditors for the Company for the ensuing financial year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	To consider, and if thought fit, ratify, confirm and approve, by an ordinary resolution, the Company’s new 10% “rolling” stock option plan, approved by the Board of Directors of the Company on August 20, 2024, as set out in Schedule B to the management information circular of the Company dated October 2, 2024 (the “Management Information Circular”) accompanying this notice, the full text of which resolution is set out in the Management Information Circular under the heading “Particulars of Matters to Be Acted Upon – 2024 Stock Option Plan”; and

5.	To transact such other business as may properly come before the Annual Meeting and/or any adjournment or postponement thereof.

Accompanying this Notice is a Management Information Circular and a form of Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxy holder at the Meeting. The holders of Common Stock of the Company of record at the close of business on October 2, 2024, will be entitled to vote at the Meeting.

All stockholders are cordially invited to attend the Meeting in person. However, to assure your representation at the Meeting, you are urged to sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Meeting may vote in person even if the stockholder has returned a proxy card.

Internet availability of proxy materials.

This Notice of Annual Meeting and Management Information Circular along with the form of proxy card and the Company’s Annual Financial Statements and Management Discussion and Analysis for the year ended December 31, 2023, will be available on the Company’s website at https://investor.kidoz.net beginning on the first day these materials are mailed to shareholders, which is anticipated to be October 11, 2024.

Notice Regarding the Availability of Proxy Materials

We have adopted the “notice and access” rule as such provisions are set out under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the delivery of meeting materials relating to this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a company to reduce the volume of materials to be physically mailed to shareholders by posting the Circular and any additional annual meeting materials (the “Proxy Materials”) online at the Company’s website at https://investor.kidoz.net. The Notice will be mailed on or about October 11, 2024. Under the Notice-and-Access Provisions, instead of receiving paper copies of the Circular, Shareholders will receive this Notice and a proxy. In the case of beneficial (non-registered) Shareholders, they will receive this Notice and a VIF. The proxy/VIF enables Shareholders to vote. Before voting, Shareholders are reminded to review the Circular online at the Company’s website at https://investor.kidoz.net and following the instructions set out below. Shareholders may also choose to receive a printed copy of the Circular by following the procedures set out below.

All Shareholders may call Computershare at 1-866-964-0492 (toll-free) in order to obtain additional information relating to Notice- and-Access Provisions.

If you receive a Notice and would like to receive a printed copy of our proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials electronically, unless you elect otherwise.

Registered shareholders and duly appointed proxyholders are entitled to attend the Meeting in person or virtually via live webcast online at

https://us02web.zoom.us/j/84304597134?pwd=eRmCrTaWQNukxaqwOpNkYXnOQu40vw.1 and are entitled to vote thereat, personally or by proxy. Registered shareholders can, alternatively, attend and participate at the meeting via teleconference by dialing in:

Canada:	833 228 0700 (Toll Free)
Israel	972 2 372 1597
Switzerland	800 001 479 (Toll Free)
US:	833 568 8864 (Toll Free)

or to a local phone number, which can be obtained on the following website:

https://fda.zoomgov.com/zoomconference?m=MTYxMjA4MzU2Mw.mm0oDlPqSRNc0L9DpjodS3JqbBV6ddZH

Meeting ID:	843 0459 7134
Password:	073129

Registered shareholders participating via teleconference will not be able to vote at the Meeting or revoke their proxy at the Meeting, as the steps the Company’s scrutineer must take to verify the identity of the remotely participating registered shareholders for voting and/or proxy revocation purposes require the availability of certain video features.

Shareholders who are unable to attend the Meeting are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, by November 19, 2024. If a shareholder does not deliver a proxy in accordance with these instructions, then the shareholder will not be entitled to vote at the Meeting by proxy. Only those shareholders of record at the close of business on October 2, 2024, are entitled to attend and vote at the Meeting.

DATED at Vancouver, British Columbia, Canada, this 2nd day of October 2024.

BY ORDER OF THE BOARD

/s/ “J. M. Williams”
J. M. Williams
Chief Executive Officer